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                               July 31, 2020

       John Lai
       Chief Executive Officer
       PetVivo Holdings, Inc.
       5251 Edina Industrial Blvd.
       Edina, MN 55439

                                                        Re: PetVivo Holdings,
Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed July 17, 2020
                                                            File No. 000-55167

       Dear Mr. Lai:

               We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       Proposal 1: Approval of a Reverse Stock Split of Our Common Stock

   1. Please revise your disclosure to discuss the potential dilutive effect of the proposed reverse stock
split on your stockholders.
   2. Please revise to state specifically whether you have any plans, proposals or arrangements, written or oral, to
issue any of the additional authorized shares of common stock that would be available as a
result of the proposed reverse stock split. Please provide similar disclosure for Proposal
2 with respect to the newly authorized shares that would
                                                        be available as a
result of the proposed increase in the number of authorized shares of common stock. If there
are any such plans, please describe them.
 John Lai
FirstName  LastNameJohn Lai
PetVivo Holdings, Inc.
Comapany
July       NamePetVivo Holdings, Inc.
     31, 2020
July 31,
Page  2 2020 Page 2
FirstName LastName
3. Please expand your disclosure to discuss the potential anti-takeover effect of the increase in the number of authorized shares that will be available as a result of the proposed reverse stock split. Please provide similar disclosure in Proposal 2 with respect to the proposed increase in the number of authorized shares of common stock. General

4. We note your statement that at the Regular Meeting you will ask stockholders to "consider and vote to approve" the proposals set forth in your preliminary information statement.
         Based on this disclosure, and others throughout the filing, it appears that you are soliciting stockholder consent or authorization with regard to these proposals and therefore should comply with the requirements of Regulation 14A. Accordingly, please explain to us your basis for filing an information statement on Schedule 14C as opposed to a proxy statement on Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Deanna Virginio at 202-551-4530 or Joe McCann at 202-551-6262 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Robert Knutson, Esq.